UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Jie Lian

Lawrence Wang

Primavera Capital (Cayman) Fund I L.P.

28th Floor, 28 Hennessy Road, Wanchai

Hong Kong

+852 3767-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Timothy M. Gardner

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

+852 2912-2500

September 23, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

CUSIP No. 81941U105	Page 2 of 15

1	Name of reporting person Mage Capital Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

CUSIP No. 81941U105	Page 3 of 15

1	Name of reporting person Mage SPV Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

CUSIP No. 81941U105	Page 4 of 15

1	Name of reporting person Primavera Capital (Cayman) Fund I L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person PN

CUSIP No. 81941U105	Page 5 of 15

1	Name of reporting person Primavera Capital (Cayman) GP1 L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person PN

CUSIP No. 81941U105	Page 6 of 15

1	Name of reporting person Primavera (Cayman) GP1 Ltd
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 0
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.0%
14	Type of reporting person CO

INTRODUCTION

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by Primavera Capital (Cayman) Fund I L.P., Primavera Capital (Cayman) GP1 L.P. and Primavera (Cayman) GP1 Ltd with the Securities and Exchange Commission on February 5, 2014, as amended and supplemented by Amendment No. 1 filed by the Reporting Persons (as defined below) under Schedule 13D/A on February 20, 2014, Amendment No. 2 filed by the Reporting Persons under Schedule 13D/A on April 22, 2014, Amendment No. 3 filed by the Reporting Persons under Schedule 13D/A on April 28, 2014, Amendment No. 4 filed by the Reporting Persons under Schedule 13D/A on May 19, 2014 and Amendment No. 5 filed by the Reporting Persons under Schedule 13D/A on September 3, 2014 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

ITEM 4.	PURPOSE OF TRANSACTION:

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (“Fund I”) (together with Shanda Interactive, the “Consortium” and each member in the Consortium, a “Consortium Member”) entered into a consortium agreement (the “Consortium Agreement”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal (the “Proposal”) to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Transaction until the earlier of (x) 9 months after the date thereof, and (y) termination of the Consortium Agreement by all Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Transaction.

On January 27, 2014, Shanda SDG Investment Limited (“SDG”) and Fund I entered into a share purchase agreement (the “Fund I Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Fund I agreed to purchase, 28,959,276 Class A Ordinary Shares (the “Fund I Purchase Shares”) at US$2.7625 per Class A Ordinary Share (the “Fund I Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Fund I Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Fund I Purchase Shares where Fund I is part of the buyer consortium and the price per share in the going-private transaction (“Going-private Price”) is higher than the Fund I Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Fund I Purchase Shares where Fund I is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Fund I Purchase Price, Fund I shall pay SDG the shortfall between the Fund I Purchase Price and the Going-private Price with respect to all the Fund I Purchase Shares. Pursuant to the Fund I Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Fund I Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Fund I Purchase Shares at a per share price equal to the Fund I Purchase Price. The purchase and sale of the Fund I Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Perfect World agreed to purchase, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Share (the “PW Purchase Price”) subject to the terms and conditions thereof. Pursuant to the PW Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the PW Purchase Shares where Perfect World is part of the buyer consortium and the Going-private Price is higher than the PW Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the PW Purchase Shares where Perfect World is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the PW Purchase Price, Perfect World shall pay SDG the shortfall between the PW Purchase Price and the Going-private Price with respect to all PW Purchase Shares. Pursuant to the PW Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the PW Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the PW Purchase Shares at a per share price equal to the PW Purchase Price. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Fund I and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Consortium Agreement and joined the Consortium.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Fund I and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Consortium Agreement and joined the Consortium.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Fund I, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Consortium Agreement and joined the Consortium.

On August 31, 2014, SDG and Orient Finance Holdings (Hong Kong) Limited, a company limited by shares incorporated and existing under the laws of Hong Kong (“Orient Finance”) entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient Finance agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient Finance is part of the buyer consortium and the Going-private Price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient Finance is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Orient Purchase Price, Orient shall pay SDG the shortfall between the Orient Purchase Price and the Going-private Price with respect to all the Orient Purchase Shares. Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Perfect World, FV Investment and Carlyle.

On September 1, 2014, Shanda Interactive, Fund I and Orient Finance entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient Finance became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Orient Finance.

On September 1, 2014, SDG and Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China (“Haitong”) entered into a share purchase agreement (the “Haitong Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Haitong Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Haitong Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Haitong Purchase Shares where Haitong is part of the buyer consortium and the Going-private Price is higher than the Haitong Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Haitong Purchase Shares where Haitong is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Haitong Purchase Price, Haitong shall pay SDG the shortfall between the Haitong Purchase Price and the Going-private Price with respect to all the Haitong Purchase Shares. Pursuant to the Haitong Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Haitong Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Haitong Purchase Shares at a per share price equal to the Haitong Purchase Price.

Concurrently with the execution of the Haitong Share Purchase Agreement, Fund I, Perfect World and Haitong entered into a share purchase agreement, pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares from Fund I and Perfect World, respectively. The transaction was completed on September 24, 2014. In connection with the transaction, SDG, Fund I and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Fund I and its affiliates and SDG and its affiliates under the Fund I Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, automatically terminated effective upon consummation of the transaction.

On the same day, Shanda Interactive, Fund I and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Haitong.

On September 1, 2014, SDG and Ningxia Zhongyincashmere International Group Co., Ltd., a company formed under the laws of the People’s Republic of China (“Ningxia”) entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares (the “Ningxia Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Ningxia Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Ningxia Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Ningxia Purchase Shares where Ningxia is part of the buyer consortium and the Going-private Price is higher than the Ningxia Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Ningxia Purchase Shares where Ningxia is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Ningxia Purchase Price, Ningxia shall pay SDG the shortfall between the Ningxia Purchase Price and the Going-private Price with respect to all the Ningxia Purchase Shares. Pursuant to the Ningxia Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Ningxia Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Ningxia Purchase Shares at a per share price equal to the Ningxia Purchase Price.

On the same day, Shanda Interactive, Fund I and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Consortium Agreement and joined the Consortium. References to “Consortium” or “Consortium Members” after September 1, 2014 shall include Ningxia.

On September 1, 2014, Fund I withdrew from the Consortium pursuant to a withdrawal notice (the “Fund I Withdrawal Notice”). References to “Consortium” or “Consortium Members” after September 1, 2014 shall not include Fund I.

If the Transaction is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic reports under the Act would be terminated.

Descriptions of the Consortium Agreement, the Fund I Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Fund I Withdrawal Notice, the share purchase agreement among Haitong, Fund I and Perfect World, and the Consent and Release in this Schedule 13D/A are qualified in their entirety by reference to the Consortium Agreement, the Fund I Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Fund I Withdrawal Notice, the share purchase agreement among Haitong, Fund I and Perfect World, and the Consent and Release, copies of which are filed as Exhibits 7.03, 7.04, 7.05, 7.06, 7.07,7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16, 7.17 and 7.18 hereto and incorporated herein by reference in their entirety.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

Item 5(a) – (b) is hereby amended and restated as follows:

(a) – (b) The following disclosure assumes that there were a total of 187,395,237 Class A Ordinary Shares and 349,801,719 Class B Ordinary Shares outstanding as of August 31, 2014. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into Class B Ordinary Shares. Each Class B Ordinary Share is entitled to 10 votes per share and is convertible at any time into one Class A Ordinary Share at the election of its holder.

As of August 31, 2014, Shanda Interactive, through its wholly owned subsidiary SDG, beneficially owned 349,801,719 Class B Ordinary Shares, representing 100% of the Class B Ordinary Shares of the Issuer outstanding as of August 31, 2014, or approximately 65.1% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer, and representing approximately 94.9% of the total voting rights in the Issuer as of August 31, 2014.

As of August 31, 2014, Perfect World owned 30,326,005 Class A Ordinary Shares, representing approximately 16.2% of the Class A Ordinary Shares of the Issuer outstanding as of August 31, 2014, or approximately 5.6% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer as of August 31, 2014.

As of August 31, 2014, Fund I, through its indirect wholly owned subsidiary Mage Capital Limited, beneficially owned 28,959,276 Class A Ordinary Shares, representing approximately 15.5% of the Class A Ordinary Shares of the Issuer outstanding as of August 31, 2014, or approximately 5.4% of the combined total outstanding shares (including Class A Ordinary Shares and Class B Ordinary Shares) of the Issuer as of August 31, 2014.

(c) Except as set forth Item 4, to the best knowledge of each of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the shares of the Issuer during the past 60 days.

(e) On September 24, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Ordinary Shares of the Issuer as a result of the consummation of the transaction under the share purchase agreement among Fund I, Perfect World and Haitong.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

The description of the Consortium Agreement, the Fund I Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Fund I Withdrawal Notice, the share purchase agreement among Haitong, Fund I and Perfect World, and the Consent and Release under Item 4 are incorproated herein by reference in their entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS:

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons dated February 20, 2014 (incorporated by reference to Exhibit 7.01 to Schedule 13D filed by the Reporting Persons on February 20, 2014).

Exhibit 7.02:	Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:	Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:	Fund I Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.05	PW Share Purchase Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.06	PW Adherence Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.07	FV Adherence Agreement dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 28, 2014).

Exhibit 7.08	Carlyle Adherence Agreement dated May 19, 2014 (incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on May 19, 2014).

Exhibit 7.09:	Orient Share Purchase Agreement dated August 31, 2014 (incorporated herein by reference to Exhibit 7.09 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.10:	Haitong Share Purchase Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.10 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.11:	Ningxia Share Purchase Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.11 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.12:	Orient Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.12 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.13:	Haitong Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.13 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.14:	Ningxia Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.14 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.15:	Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.15 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.16:	Fund I Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.16 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.17:	Share Purchase Agreement dated September 1, 2014 among Shanghai Buyout Fund L.P., Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd. (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Perfect World Co., Ltd. with the Securities and Exchange Commission on September 2, 2014).

Exhibit 7.18:	Consent and Release dated September 1, 2014 (incorporated herein by reference to Exhibit 7.17 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 24, 2014

MAGE CAPITAL LIMITED

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Director

MAGE SPV LIMITED

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Director

PRIMAVERA CAPITAL (CAYMAN) FUND I L.P.

By:	PRIMAVERA CAPITAL (CAYMAN) GP1 L.P., its General Partner

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Authorized Signatory

PRIMAVERA CAPITAL (CAYMAN) GP1 L.P.

By:	PRIMAVERA (CAYMAN) GP1 LTD, its General Partner

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Authorized Signatory

PRIMAVERA (CAYMAN) GP1 LTD

By:	/s/ Lawrence Wang
	Name:	Lawrence Wang
	Title:	Authorized Signatory

INDEX TO EXHIBITS

Exhibit 7.01:	Joint Filing Agreement by and among the Reporting Persons dated February 20, 2014 (incorporated by reference to Exhibit 7.01 to Schedule 13D filed by the Reporting Persons on February 20, 2014).

Exhibit 7.02:	Preliminary Proposal between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.02 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.03:	Consortium Agreement between Shanda Interactive Entertainment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.04:	Fund I Share Purchase Agreement between Shanda SDG Investment Limited and Primavera Capital (Cayman) Fund I L.P. dated January 27, 2014 (incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on January 30, 2014).

Exhibit 7.05	PW Share Purchase Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.06	PW Adherence Agreement dated April 18, 2014 (incorporated herein by reference to Exhibit 7.06 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 21, 2014).

Exhibit 7.07	FV Adherence Agreement dated April 25, 2014 (incorporated herein by reference to Exhibit 7.07 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on April 28, 2014).

Exhibit 7.08	Carlyle Adherence Agreement dated May 19, 2014 (incorporated herein by reference to Exhibit 7.08 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on May 19, 2014).

Exhibit 7.09:	Orient Share Purchase Agreement dated August 31, 2014 (incorporated herein by reference to Exhibit 7.09 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.10:	Haitong Share Purchase Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.10 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.11:	Ningxia Share Purchase Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.11 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.12:	Orient Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.12 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.13:	Haitong Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.13 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.14:	Ningxia Adherence Agreement dated September 1, 2014 (incorporated herein by reference to Exhibit 7.14 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.15:	Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.15 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.16:	Fund I Withdrawal Notice dated September 1, 2014 (incorporated herein by reference to Exhibit 7.16 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014).

Exhibit 7.17:	Share Purchase Agreement dated September 1, 2014 among Shanghai Buyout Fund L.P., Primavera Capital (Cayman) Fund I L.P. and Perfect World Co., Ltd. (incorporated herein by reference to Exhibit 7.05 to Schedule 13D filed by Perfect World Co., Ltd. with the Securities and Exchange Commission on September 2, 2014).

Exhibit 7.18:	Consent and Release dated September 1, 2014 (incorporated herein by reference to Exhibit 7.17 to Schedule 13D filed by Shanda Interactive Entertainment Limited with the Securities and Exchange Commission on September 3, 2014)